Filed Pursuant to Rule 424(b)3

Registration No. 333-130252

5,000,000 Shares

Common Stock

All of the shares of common stock offered by this prospectus supplement are being sold by a selling shareholder, California Community Financial Institutions Fund Limited Partnership or the Fund. We will not receive any of the proceeds from the sale of shares by the selling shareholder. The selling shareholder is one of our principal shareholders. Our Chairman and Chief Executive Officer, Ronald W. Bachli, has an economic interest in the general partner of the Fund attributable to the general partner’s investment in the Fund and carried interest in the Fund. Based on the general partner’s investment in the Fund, Mr. Bachli will receive 0.56% of the proceeds received by the selling shareholder.

Our common stock is traded on the Nasdaq National Market under the symbol “PLSB”. On January 19, 2006, the last reported sale price of our common stock was $26.00 per share.

Before you invest, you should carefully read this prospectus supplement, the accompanying prospectus and all information incorporated by reference herein and therein. These documents contain information you should consider when making your investment decision.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS BEGINNING ON PAGE 4 UNDER THE HEADING “ RISK FACTORS.”

	Per Share	Total
Public offering price	$26.000	$130,000,000
Underwriting discount	$1.235	$6,175,000
Proceeds, before expenses, to the selling shareholder	$24.765	$123,825,000

The underwriters may also purchase up to an additional 750,000 shares from the selling shareholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the investment merits of the securities offered hereby. Any representation to the contrary is a criminal offense.

These securities are our equity securities. They are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency or instrumentality.

Delivery of the shares will be made on or about January 25, 2006.

FRIEDMAN BILLINGS RAMSEY         RBC CAPITAL MARKETS

FOX-PITT, KELTON

The date of this prospectus supplement is January 19, 2006

Northern California

Downieville
SIERRA CO.
BUTTE CO.
Oroville
NEVADA CO.
Nevada City
Grass Valley
YUBA CO.
COLUSA CO.
Yuba City
Marysville
PLACER CO.
Lake Tahoe
SUTTER CO.
Foresthill
Auburn
Lincoln
Cool
South Lake Tahoe
Roseville
EL DORADO CO.
Natomas
Folsom
Placerville
Woodland
YOLO CO.
Davis
Sacramento
Plymouth
SACRAMENTO CO.
AMADOR CO.
Elk Grove
Jackson
Fairfield
Galt
CALAVERAS CO.
SOLANO CO.
Lockeford
San Andreas
Lodi
SAN JOAQUIN CO.
TUOLUMNE CO.
Stockton
CONTRA COSTA CO.
Oakland
ALAMEDA CO.
Modesto
STANISLAUS CO.
MARIPOSA CO.
San Jose
Merced
SANTA CLARA CO.
MERCED CO.
MADERA CO.
Santa Cruz
Fresno
Salinas
BENITO CO.
FRESNO CO.
Monterey

- Branch Banking Center
- Loan Production Office

Area of Map Detail
Sacramento
San Francisco
CALIFORNIA
Area of Map Detail
Los Angeles

Southern California

Glendale
Pasadena
Alhambra
Beverly Hills
LOS ANGELES
El Monte
Santa Monica
Monterey Park
Montebello
Culver City
LOS ANGELES COUNTY
Marina del Rey
Huntington Park
Whittier
Downey
Santa Fe Springs
Brea
Norwalk
Fullerton
Manhattan Beach
Artesia
Huntington Beach
Buena Park
Anaheim
Redondo Beach
Torrance
Carson
Cypress
ORANGE COUNTY
Orange
Palos Verdes Estates
Garden Grove
Long Beach
Westminster
Rancho Palos Verdes
Seal Beach
Santa Ana
Fountain Valley
Huntington Beach

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized any other person to provide you with different information. We have supplied all information contained or incorporated by reference about our company. The selling shareholder has supplied all information contained in the document relating to the selling shareholder. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the underwriters nor the selling shareholder are making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates of those documents, except where the information is as of a specific date regardless of the time of delivery of the prospectus supplement and accompanying prospectus or of any sale of our common stock.

Unless specifically stated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. For more information regarding the over-allotment option, see the “ Underwriting” section beginning on page S-13 of this prospectus supplement.

PROSPECTUS SUPPLEMENT TABLE OF CONTENTS

PROSPECTUS TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement and the accompanying prospectus, “Placer Sierra Bancshares,” “the Company,” “we,” “us,” and “our” refer to Placer Sierra Bancshares, a California corporation, unless the context otherwise requires.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. In this prospectus supplement, we provide you with a general description of the securities the selling shareholder may offer under the shelf registration statement and in the accompanying prospectus we provide you with general information that may apply to this offering. In this prospectus supplement, we provide you with specific information about the shares of our common stock that the selling shareholder is selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing.

This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should carefully read both this prospectus supplement and the accompanying prospectus as well as the additional information incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock.

Generally, when we refer to this “prospectus,” we are referring to both this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date.

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides a brief overview of certain information found in greater detail elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that may be important to you in making a decision to purchase our common stock. We urge you to read the entire prospectus supplement and accompanying prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in our common stock. For more complete information, you should carefully read this prospectus supplement, the accompanying prospectus and the documents referred to in “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Placer Sierra Bancshares

We are the bank holding company for Placer Sierra Bank, a California state-chartered commercial bank. Placer Sierra Bank, the largest community bank headquartered in the greater Sacramento metropolitan region, strives to offer a superior level of customer service and offer our customers a broad array of banking products and services. We focus our lending operations on high quality commercial and real estate loans and fund these loans with locally generated deposits that have a relatively low cost due to our high percentage of non-interest bearing deposits. At September 30, 2005, we had total assets of $1.859 billion, total loans and leases held for investment, net of deferred fees and costs, of $1.352 billion, total deposits of $1.576 billion and shareholders’ equity of $204.1 million.

Our bank conducts a portion of its banking business through the following divisions: Sacramento Commercial Bank, Bank of Lodi and Bank of Orange County. Placer Sierra Bank has provided financial services to commercial and consumer customers in Northern California for more than 25 years, its Sacramento Commercial Bank division has provided services to commercial and consumer customers in Sacramento for more than 21 years and its Central California division, Bank of Lodi, has provided these services for more than 22 years. Bank of Orange County, our bank’s Southern California division, has provided financial services to its customers for more than 25 years.

We provide banking and other financial services throughout our targeted markets to consumers and to small- and medium-sized businesses, including the owners and employees of those businesses. We offer a broad array of deposit products and services for both commercial and consumer customers, including electronic banking, cash management services, electronic bill payment and investment services. We emphasize relationship banking and focus on generating low cost deposits. We provide a comprehensive set of loan products such as commercial loans and leases, lines of credit, commercial real estate loans, Small Business Administration, or SBA, loans, residential mortgage loans, home equity lines of credit and construction loans, both commercial and residential.

Our bank derives its income primarily from interest on real estate-related loans, commercial loans and leases, consumer loans and interest on investment securities. To a lesser extent, we earn income from fees from the sale and referral of loans, fees received in connection with servicing loans and service charges on deposit accounts. We also earn income through a subsidiary, Central Square Company, Inc., which sells non-deposit investment products through a third-party provider. Our major expenses include salaries and benefits, the interest we pay on deposits and borrowings and general operating expenses.

Our strategy is to be the premier commercial banking company for the long-term benefit of our shareholders, customers and employees. We believe we have opportunities for internal loan and deposit growth, because our primary operations are located in Northern, Central and Southern California, three of the strongest growth markets in the United States, and we plan to position our company to take full advantage of these markets.

Our Principal Markets

Through our subsidiary Placer Sierra Bank and its divisions Sacramento Commercial Bank and Bank of Lodi, we serve our commercial and consumer customers in Northern and Central California with our 31 branches throughout an eight-county area, including Placer, Sacramento and El Dorado, commonly known as the greater Sacramento metropolitan region, and the adjacent counties of Amador, Calaveras, Nevada, Sierra and San Joaquin.

Through the bank’s Bank of Orange County division we serve the commercial and consumer banking needs of our Southern California customers with nine branches in Los Angeles and Orange counties.

Additionally, we have other locations in California, including loan production offices in Fresno and San Jose and a mortgage center in Quincy.

One of our strategic objectives is to geographically focus our activities in California’s faster growing metropolitan regions. Consistent with this objective, we acquired First Financial Bancorp in December of 2004 and Southland Capital Co. in May of 2004.

Recent Acquisitions

We acquired Southland Capital Co. and its subsidiary Bank of Orange County to participate in the high growth Southern California banking market. Bank of Orange County has always been a community-focused business bank with core relationship-based depositors and borrowers. Immediately prior to the acquisition of Southland, our principal shareholder, California Community Financial Institutions Fund Limited Partnership, or the Fund, owned 99.8% of Southland and 93.2% of us. The acquisition was principally accounted for as a combination of companies under common control similar to a pooling of interests. Thus, our historical consolidated financial statements incorporated by reference herein include the financial results of Southland and its subsidiary, Bank of Orange County, as if the merger occurred on January 1, 2002. Our simultaneous acquisition of the 0.25% minority interest in Southland was accounted for using the purchase method of accounting.

We acquired First Financial Bancorp, parent company of Bank of Lodi, to begin our Northern California expansion southward through the high growth California central valley. The assets of First Financial Bancorp, totaling $345.7 million, were incorporated in our balance sheet on December 10, 2004, upon closing of the acquisition. The acquisition was accounted for under the purchase method of accounting. Bank of Lodi operated nine branches located in Sacramento, El Dorado, San Joaquin, Amador, and Calaveras Counties in Northern and Central California. We operate seven of the acquired branches under the brand name Bank of Lodi, a division of Placer Sierra Bank. In addition, we rebranded one acquired branch under our bank’s name and we closed one location, consolidating its operations into our Sacramento Commercial Bank location.

Selling Shareholder

On December 20, 2005, the Fund held 7,222,379 shares, or 48%, of our outstanding common stock. On December 20, 2005 we had 15,042,981 shares of common stock outstanding. The Fund intends to sell 5,000,000 of those shares in this offering, which represented 33.2% of our outstanding shares as of December 20, 2005. Upon completion of this offering, the Fund will own 14.8% of our common stock, or 9.8% if the underwriters’ over-allotment option is exercised in full based on 15,042,981 shares outstanding as of December 20, 2005. We will not receive any proceeds from the Fund’s sale of shares in this offering. However, certain expenses associated with the offering, including roadshow, legal, printing and other expenses will be reimbursed to us.

The Fund is a private equity investment fund established in 1997 to invest primarily in California-based financial services companies. Belvedere Capital Partners LLC, or Belvedere, is the general partner of and manages the Fund. Belvedere, as the Fund’s general partner, has an ownership interest in the Fund and is entitled to a carried interest in the net profits of the Fund. Mr. Bachli was a member of Belvedere prior to joining Placer Sierra Bancshares, and Mr. Bachli retains an economic interest in Belvedere attributable to Belvedere’s investment in the Fund and carried interest in the Fund. Based on his economic interest in Belvedere, Mr. Bachli will receive a portion of the proceeds the Fund will receive from selling its shares in this offering. None of our other executive officers or directors have an economic interest in the Fund or Belvedere.

Corporate Structure

We are a California corporation incorporated on November 13, 2001. Our principal corporate structure as of September 30, 2005 was as follows:

As of September 30, 2005, the Fund owned 48.2% of our common stock. Upon completion of this offering, based on 14,992,754 shares outstanding as of September 30, 2005, the Fund will own 14.8% of our common stock, or 9.8%, if the underwriters’ over-allotment option is exercised in full.

Our principal executive offices are located at 525 J Street, Sacramento, California 95814, and our telephone number is (916) 554-4750. Information about us is available at www.plsb.com. The information on our web site is not incorporated by reference into, and does not form a part of, this prospectus supplement or the accompanying prospectus.

The logos for Placer Sierra Bancshares, Placer Sierra Bank, Sacramento Commercial Bank, Bank of Lodi and Bank of Orange County are our trademarks. All other trademarks, tradenames or copyrights referred to in this prospectus supplement and the accompanying prospectus are the property of their respective owner.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial data as of and for the nine-month periods ended September 30, 2005 and 2004, and as of and for each of the years ended December 31, 2000 through December 31, 2004. You should read the selected consolidated financial data presented below in conjunction with our annual report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus supplement. The financial data presented includes the effect of the Southland merger as if the merger had occurred on January 1, 2000. The selected consolidated financial data at and for the fiscal years ended December 31, 2004, 2003, 2002 and 2001 have been derived from our audited financial statements, as well as from the audited financial statements of Southland. The summary consolidated financial data at and for the nine months ended September 30, 2005 and 2004 and the year ended December 31, 2000 have been derived from our unaudited financial statements and the unaudited financial statements of Southland. Earnings per share is computed using the weighted average number of shares of common stock outstanding. Book value per share excludes the effect of any outstanding stock options. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At or for the Nine Months Ended September 30,		At or for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except share and per share data)
Consolidated Income Data:
Interest income	$73,996	$52,267	$71,831	$68,783	$72,651	$85,313	$88,198
Interest expense	12,368	6,593	9,444	10,275	18,127	29,216	35,292

Net interest income	61,628	45,674	62,387	58,508	54,524	56,097	52,906
Provision for (credit to) the allowance for loan and lease losses	—	560	560	(6)	(485)	4,747	3,969
Net interest income after provision for (credit to) the allowance for loan and lease losses	61,628	45,114	61,827	58,514	55,009	51,350	48,937
Non-interest income	12,038	7,342	10,615	15,992	15,457	12,627	9,002
Non-interest expense	44,115	39,061	51,730	50,745	56,308	57,833	54,663

Income before provision for income taxes	29,551	13,395	20,712	23,761	14,158	6,144	3,276
Provision for income taxes	11,634	4,857	7,693	8,431	4,807	5,512	2,116
Minority interest share of (income) loss	—	—	—	—	(123)	2,693	(524)

Net income	$17,917	$8,538	$13,019	$15,330	$9,228	$3,325	$636

Share Data:
Earnings per common share:
Basic	$1.20	$0.61	$0.92	$1.13	$0.70	$0.25	$0.05
Diluted (1)	$1.18	$0.60	$0.90	$1.13	$0.70	$0.25	$0.05
Dividends declared per share	$0.36	$—	$0.05	$—	$—	$—	$—
Book value per share	$13.62	$12.62	$12.88	$12.05	$11.09	$10.62	$10.82
Shares outstanding at the end of the period	14,992,754	14,667,142	14,877,056	13,683,493	13,407,401	13,165,685	13,165,685
Weighted average shares outstanding—basic	14,922,100	13,900,004	14,123,894	13,520,468	13,176,242	13,165,685	12,615,005
Weighted average shares outstanding—diluted	15,235,484	14,143,456	14,414,735	13,520,468	13,176,242	13,165,685	12,615,005

	At or for the Nine Months Ended September 30,		At or for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,315	$239,954	$39,616	$88,505	$153,617	$184,398	$137,517
Investments and other securities	244,016	81,349	260,346	226,588	230,116	151,597	216,723
Loans and leases held for investment, net of deferred fees and costs	1,351,851	1,050,999	1,294,264	952,798	876,407	872,698	818,263
Other real estate	—	657	657	805	1,514	1,619	1,264
Goodwill	101,092	72,731	101,329	72,639	72,639	70,075	73,712
Other intangible assets	12,225	7,299	14,172	8,760	11,360	13,844	16,740
Total assets	1,859,364	1,498,263	1,778,985	1,396,946	1,405,595	1,355,812	1,307,352
Total deposits	1,575,747	1,248,954	1,500,059	1,137,160	1,193,117	1,153,147	1,108,715
Junior subordinated deferrable interest debentures	53,611	38,146	53,611	38,146	38,146	38,146	22,573
Shareholders’ equity	204,149	185,106	191,641	164,894	148,690	139,812	142,439

Selected Other Balance Sheet Data:
Average assets	$1,838,461	$1,418,867	$1,461,649	$1,413,637	$1,393,405	$1,316,248	$1,244,860
Average earning assets	1,585,731	1,224,115	1,266,840	1,210,209	1,186,758	1,117,700	1,055,372
Average shareholders’ equity	196,008	171,481	175,614	158,619	146,627	147,811	135,753

Selected Financial Ratios (2):
Return on average assets	1.30%	0.80%	0.89%	1.08%	0.66%	0.25%	0.05%
Return on average shareholders’ equity	12.22	6.65	7.41	9.66	6.29	2.25	0.47
Shareholders’ equity to total assets	10.98	12.35	10.77	11.80	10.58	10.31	10.90
Net interest margin	5.20	4.98	4.92	4.83	4.59	5.02	5.01
Efficiency ratio	59.89	73.68	70.86	68.11	80.46	84.15	126.63
Dividend payout ratio(3)	30.00	—	5.43	—	—	—	—

Selected Asset Quality Ratios:
Non-performing loans and leases to total loans and leases held for investment	0.13%	0.21%	0.22%	0.31%	0.42%	0.52%	0.46%
Non-performing assets to total assets	0.09	0.19	0.20	0.27	0.37	0.46	0.38
Allowance for loan and lease losses to total loans and leases held for investment	1.20	1.21	1.25	1.40	1.42	1.42	1.56
Allowance for loan and lease losses to non-performing loans and leases	948.36	580.35	558.81	447.60	341.47	270.76	339.98
Allowance for loan and lease losses to non-performing assets	948.36	446.85	455.57	352.43	241.28	199.89	254.22
Net (charge-offs) recoveries to average loans and leases held for investment (2)	—	(0.15)	(0.15)	0.10	0.07	(0.60)	(0.23)

(1)	For periods ended prior to January 1, 2004, the shares of common stock issuable under stock option agreements were not included in the computation of diluted earnings per share because the exercise prices were equal to or greater than the stock’s fair value and their effect would be antidilutive.

(2)	The ratios for the periods ended September 30, 2005 and September 30, 2004 are presented on an annualized basis.

(3)	The dividend payout ratio is the dividends declared per share divided by basic earnings per share for the period.

THE OFFERING

Common stock offered by the selling shareholder	5,000,000 shares (5,750,000 shares if the underwriters exercise their over-allotment option in full).

Common stock owned by the selling shareholder immediately after this offering (1)

2,222,379 (14.8% of 15,042,981 shares outstanding as of December 20, 2005) or, if the underwriters exercise their over-allotment option in full, 1,472,379 (9.8% of 15,042,981 shares outstanding as of December 20, 2005).

Use of proceeds	None of the proceeds of this offering will be received by the Company; however, certain expenses in excess of $125,300 associated with this offering, including roadshow, a portion of the legal expenses, printing and other expenses will be reimbursed to us by the selling shareholder.

Dividends	$0.12 per share, paid quarterly at the discretion of our Board of Directors

Nasdaq National Market symbol	PLSB

Risk Factors	See “Risk Factors” beginning on page 4 of the accompanying prospectus

(1)	The 15,042,981 shares outstanding as of December 20, 2005 does not include:

•	1,894,069 shares of common stock reserved for issuance under our 2002 Stock Option Plan as of December 20, 2005, of which 705,472 options were outstanding with a weighted average exercise price of $16.99 per share. As of December 20, 2005, 318,118 options under the plan were exercisable; and

•	243,261 shares of common stock reserved for issuance pursuant to options we assumed in connection with the Southland merger as of December 20, 2005 with a weighted average exercise price of $7.82 per share, of which 222,912 options were exercisable.

USE OF PROCEEDS

The selling shareholder will receive all of the net proceeds from the sale of the common stock. None of the proceeds will be available for our use or benefit.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005. This offering will have no impact on our capitalization because we are not receiving any of the proceeds from this offering.

September 30, 2005 (Dollars in thousands, except share and per share amounts)
Indebtedness:
Other borrowings	$10,674
Junior subordinated deferrable interest debentures	53,611
Shareholders’ Equity:
Common stock, no par value, 100,000,000 shares authorized, 14,992,754 shares issued and outstanding at September 30, 2005	159,728
Retained earnings	45,867
Accumulated other comprehensive loss, net of taxes	(1,446)

Total shareholders’ equity	204,149

Total capitalization	$268,434

Tier 1 leverage capital ratio (1)	8.5%
Tier 1 risk-based capital ratio (1)	10.1%
Total risk-based capital ratio (1)	11.2%
Book value per share	$13.62

(1)	Reflects regulatory ratios of Placer Sierra Bancshares as a consolidated entity.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The following table shows for the periods indicated the high and low closing sale prices per share of our common stock. Our common stock began trading on the Nasdaq National Market in August 2004.

	High	Low	Dividends Declared Per Common Share
2004
August to September	$21.88	$18.60	$—
Fourth Quarter	28.44	21.64	0.05
2005
First Quarter	$27.63	$22.04	$0.12
Second Quarter	27.27	21.58	0.12
Third Quarter	30.50	25.76	0.12
Fourth Quarter	30.32	25.33	0.12
2006
First Quarter (through January 19, 2006)	$28.47	$26.00	$—

On January 19, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $26.00 per share. As of December 22, 2005, we had approximately 42 shareholders of record of our common stock.

We have declared or paid cash dividends on our capital stock on a quarterly basis, commencing in the fourth quarter of 2004. Any determination to pay dividends in the future will, however, be at the discretion of our board of directors and will depend upon our earnings, business, financial condition, results of operations, capital requirements, regulatory restrictions, contractual restrictions and other factors that our board of directors may deem relevant. Since we are a holding company with no significant assets other than the bank, we currently depend upon dividends from the bank for a substantial portion of our revenues. Our ability to pay dividends will continue to depend in large part upon our receipt of dividends or other capital distributions from the bank. Our ability to pay dividends is also subject to the restrictions of the California General Corporation Law.

The bank’s ability to pay dividends or make other capital distributions to us is subject to the regulatory authority of the Board of Governors of the Federal Reserve, or the Federal Reserve, and the California Department of Financial Institutions, or the DFI. As of September 30, 2005, the bank could have paid approximately $13.8 million in dividends without the prior approval of the Federal Reserve or the DFI. The amount the bank may pay in dividends is further restricted due to the fact that the bank must maintain a certain minimum amount of capital to be considered a “well capitalized” institution as further described under “ITEM 1. BUSINESS. Supervision and Regulation – Capital Standards” in our Annual Report on Form 10-K for the year ended December 31, 2004 which is incorporated by reference into the prospectus supplement and accompanying prospectus. Accordingly, the amount available for payment of dividends to us by the bank for the bank to remain “well capitalized” immediately thereafter totaled $8.2 million at September 30, 2005.

As a member of the Federal Reserve System, the bank is subject to Federal Reserve Regulation H which, among other things, provides that a member bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the bank’s net income (as reportable in its Reports of Condition and Income) during the current calendar year and its retained net income for the prior two calendar years, unless the Federal Reserve has approved the dividend. Regulation H also provides that a member bank may not declare or pay a dividend if the dividend would exceed the bank’s undivided profits as reportable on its Reports of Condition and Income, unless the Federal Reserve and holders of at least two-thirds of the outstanding shares of each class of the bank’s outstanding stock have approved the dividend. Additionally, as a California state-chartered bank, the bank is subject to limitations under California law on the payment of dividends. Section 642 of the California Financial Code provides that a bank may not make a distribution to its shareholders, without the prior DFI approval, in an amount exceeding the lesser of the bank’s retained earnings or the bank’s net income for its last three fiscal years less distributions made by the bank during that period. From time to time, we may become a party to financing agreements and other contractual arrangements that have the effect of limiting or prohibiting us or the bank from declaring or paying dividends. Our holding company expenses and obligations with respect to our outstanding trust preferred securities and corresponding subordinated debt issued by us may limit or impair our ability to declare or pay dividends.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

We make certain forward-looking statements in this prospectus supplement and the accompanying prospectus and in the documents incorporated herein and therein that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions.

A number of the presentations and disclosures in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, including any statements preceded by, followed by or which include the words “may,” “could,” “should,” “will,” “would,” “hope,” “might,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “assume” or similar expressions constitute forward-looking statements. These forward-looking statements, implicitly and explicitly, include information concerning possible or assumed future results of operations, trends, financial results and business plans, including those relating to:

•	earnings growth,

•	revenue growth,

•	future acquisitions,

•	non-interest income levels, including fees from loans and other product sales,

•	credit performance on loans made by us,

•	increases in competitive pressure among financial institutions,

•	tangible capital generation,

•	market share,

•	expense levels,

•	changes in the interest rate environment,

•	continued ability to attract and employ qualified personnel,

•	results from new business initiatives in our community banking business, and

•	other business operations and strategies.

Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, many of which are beyond our control. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include those included in the “Risk Factors” section of the accompanying prospectus.

In addition, we regularly explore opportunities for acquisitions of and hold discussions with financial institutions and related businesses, and also regularly explore opportunities for acquisitions of liabilities and assets of financial institutions and other financial services providers. We routinely analyze our lines of business and from time to time may increase, decrease or terminate one or more activities.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking information and statements contained in this prospectus supplement or the accompanying prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. For a more detailed discussion of certain of these factors, see the section entitled “Risk Factors” in the accompanying prospectus and “Factors that May Affect Future Results of Operations” in our most recent annual report on Form 10-K (which has been incorporated by reference in this prospectus supplement and the accompanying prospectus). The forward-looking statements are made as of the respective dates of the prospectus supplement and accompanying prospectus, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus supplement or the accompanying prospectus are expressly qualified by these cautionary statements.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 100,000,000 shares of common stock, no par value per share, and 25,000,000 shares of preferred stock. As of September 30, 2005, there were 14,992,754 shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders, including the election of directors. Holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available and are entitled to receive, pro rata, all of our assets available for distribution to such holders upon liquidation. Holders of our common stock have no preemptive, subscription or redemption rights.

The transfer agent and registrar for our common stock is Wells Fargo Bank, NA.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors is authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. We have not issued any preferred stock.

Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws

Blank Check Preferred Stock. Pursuant to our articles of incorporation, our board of directors is authorized to issue “blank check” preferred stock, discussed in greater detail above.

Inability of Shareholders to Act by Written Consent. California law provides that, unless prohibited by the articles of incorporation or bylaws, shareholder action can be taken in lieu of a meeting if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, except that unanimous written consent will be required for election of directors to non-vacant positions. Our bylaws have been amended to prohibit our shareholders from taking action by written consent in lieu of a meeting as to any matter that has not been approved by our board of directors.

Requirements for Advance Notification of Shareholder Nomination and Proposals. Our bylaws require any shareholder who wishes to take any action at a meeting of our shareholders, including proposed nominations of persons for election to our board of directors, to give written notice thereof. At an annual or special meeting, shareholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of particular types of business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Amending Articles of Incorporation and Bylaws. Our articles of incorporation require the affirmative vote or written consent of two-thirds of the outstanding shares entitled to vote in order to amend or repeal certain anti-takeover provisions of our bylaws or articles of incorporation.

Consideration of Non-Monetary Factors in Certain Transactions. Our amended and restated articles of incorporation allow our board of directors to oppose any offer, proposal or attempt by another person or entity to make any tender or other offer to acquire any of our securities, merge or consolidate us into another entity, purchase or otherwise acquire substantially all of our assets or make any transaction which would have the same effect or purpose. In deciding whether to oppose, recommend or remain neutral to these proposals, the board may consider a number of factors, including:

•	whether the price is adequate and acceptable based on the current market price of our securities and our historical and present operating results or financial condition,

•	whether a more favorable price could be obtained now or in the future from other offerors,

•	whether our continued existence as an independent corporation would affect our future value,

•	the impact the offer would have on our employees, depositors, clients and customers and the communities we serve, and

•	the present and historical financial position of the offeror, its reputation in the communities it serves and the social and/or economic effect the reputation and practices of the offeror or its management and affiliates would have on our employees, depositors, customers and the communities we serve.

Prevention of Greenmail. In addition to any vote required by our articles of incorporation or bylaws, we may not engage in a purchase at a price greater than fair market value from an interested shareholder who has beneficially acquired any shares of our voting stock within two years or less of the proposed repurchase date unless holders of a majority of the voting shares, other than the interested party, vote affirmatively in favor of the repurchase. This additional affirmative vote will not be required, however, if the stock repurchase is made pursuant to a tender offer or exchange offer for a class of stock made available on the same basis to all holders of such class of stock or if the stock repurchase is made pursuant to an open market repurchase program approved by our board of directors and is effected on the open market rather than as the result of a privately negotiated transaction.

Effects of California Interested Party Business Combination Statute

Section 1203 of the California General Corporation Law provides that if an “interested party” of a corporation with shares held of record by 100 or more persons makes a tender offer or a written proposal to the corporation for approval of a merger, exchange or sale-of-assets reorganization or for certain other change in control transactions, a written opinion as to the fairness of the consideration to the shareholders of the corporation must be delivered to the shareholders. The opinion must be provided by a person who is not affiliated with the offer and who, for compensation, engages in the business of advising others as to the value of properties, businesses, or securities. The term “interested party” means a person who is a party to the transaction and

•	directly or indirectly controls the corporation that is the subject of the tender offer or proposal,

•	is, or is directly or indirectly controlled by, an officer or director of the subject corporation, or

•	is an entity in which a material financial interest is held by any director or executive officer of the subject corporation.

The requirements of Section 1203 do not apply to a transaction as to which the California Commissioner of Corporations has issued a permit under Section 25113 or Section 25121 of the California Corporate Securities Law.

Various provisions described above may have the effect of delaying shareholder actions with respect to certain business combinations and the election of new members to our board of directors. As such, the provisions could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a shareholder who desires to undertake a business combination with us or elect a new director to our board.

UNDERWRITING

The underwriters named below are acting through their representative, Friedman, Billing, Ramsey & Co., Inc. Subject to the terms and conditions set forth in the underwriting agreement among us, the Fund and Friedman, Billings, Ramsey & Co., Inc., the Fund has agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of our common stock set forth opposite their names below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.	2,750,000
RBC Capital Markets Corporation	1,500,000
Fox-Pitt, Kelton Incorporated	750,000

Total	5,000,000

The Fund has granted the underwriters an option exercisable during the 30-day period after the date of this prospectus supplement to purchase from the Fund, at the public offering price set forth on the cover page of this prospectus supplement less underwriting discounts and commissions, up to an additional 750,000 shares of our common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter’s initial commitment.

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the common stock offered by this prospectus supplement, other than the shares subject to the over-allotment option, if any is purchased. We and the Fund have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities. We also have agreed to reimburse the underwriters for their reasonable and actually incurred out-of-pocket fees and expenses in connection with this offering, including a portion of their reasonable legal fees. Certain of the expenses in excess of $125,300 associated with the offering will be reimbursed to us by the selling shareholder and the selling shareholder is also obligated to pay the underwriting discounts and commissions.

The underwriters initially propose to offer our common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such offering price less a concession not to exceed $0.74 per share. The underwriters may allow, and such dealers may reallow, a concession not to exceed $0.10 per share to certain other dealers. After our common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

The following table provides information regarding the per share and total underwriting discounts and commissions the Fund will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase from the Fund up to an additional 750,000 shares to cover over-allotments.

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Per share	$1.235	$1.235
Total	$6,175,000	$7,101,250

The maximum commission or discount to be received by any independent broker-dealer or any member of the National Association of Securities Dealers, Inc. will not be greater than 8% of the proceeds from the sale of shares offered by this prospectus supplement.

We estimate that the total expenses of this offering payable by us will be approximately $125,300.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in the offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Each underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, each underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriter may purchase shares pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of the offering to repay the selling concession received by them.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market System, in the over-the-counter market or otherwise.

In connection with this offering, the underwriters and any selling group members who are qualified market makers on the Nasdaq National Market System may engage in passive market making transactions in our common stock on the Nasdaq National Market System in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

We, our directors and officers and the Fund have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the

Securities Act relating to, any of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 60 days after the date of this prospectus supplement, subject to certain exceptions, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc.

A prospectus supplement and accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectus supplements and accompanying prospectuses electronically. Friedman, Billings, Ramsey & Co., Inc., as representative, may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. The representative will allocate common shares to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter is not part of this prospectus supplement and the accompanying prospectus.

From time to time some of the underwriters have provided, and continue to provide, other investment banking services to us or our affiliates in the ordinary course of their respective businesses.

LEGAL MATTERS

The validity of the shares of common stock offered has been passed upon for our Company by Angelee J. Harris, our Executive Vice President, General Counsel and Secretary. As of December 22, 2005, Ms. Harris held options to acquire beneficial ownership of 50,000 shares of our common stock. Certain other matters will be passed upon for us by Manatt, Phelps & Phillips LLP, Los Angeles, CA, for the selling shareholder by Nixon Peabody LLP, San Francisco, CA and for the underwriters by Morrison & Foerster LLP, Los Angeles, CA.

EXPERTS

The consolidated financial statements of Placer Sierra Bancshares as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, incorporated by reference in the prospectus supplement have been audited by Perry-Smith LLP, independent registered public accounting firm, as indicated in their report with respect thereto, which is incorporated by reference in the prospectus supplement in reliance upon the authority of said firm as experts in accounting and auditing. With respect to the above referenced financial statements, as they relate to the amounts included for Southland Capital Co. and subsidiary as of December 31, 2003 and for each of the years in the two-year period ended December 31, 2003 (which have been pooled into the consolidated financial statements of Placer Sierra Bancshares as a result of the acquisition of Southland Capital Co. as an entity under common control), such report is based solely on the report of KPMG LLP.

The consolidated financial statements of Southland Capital Co. and subsidiary as of December 31, 2003, and for each of the years in the two-year period ended December 31, 2002 (which have been pooled into the consolidated financial statements of Placer Sierra Bancshares, as a result of the acquisition of Southland Capital Co. as an entity under common control) have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto dated May 21, 2004, which is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this document the information we have filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

We incorporate by reference the documents listed below:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 31, 2005, including those portions incorporated by reference therein of our Definitive Proxy Statement on Schedule 14A, filed on April 25, 2005;
2.	Our quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 12, 2005, for the fiscal quarter ended June 30, 2005, filed on August 12, 2005, and for the fiscal quarter ended September 30, 2005, filed on October 31, 2005;
3.	Our current reports on Form 8-K (as amended) filed on the following dates: January 6, 2005, January 25, 2005, January 28, 2005, March 3, 2005, April 7, 2005, April 25, 2005, May 20, 2005, June 29, 2005, August 26, 2005, September 8, 2005, October 31, 2005, November 23, 2005, December 23, 2005, and January 6, 2006; and
4.	The description of our common stock contained in Registration Statement No. 000-50652 on Form 8-A filed on March 25, 2004, including any amendment or report filed for the purpose of updating such description.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus, but not delivered with the prospectus. You may request, and we will provide, a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Placer Sierra Bancshares Attention: Recording Secretary 525 J Street Sacramento, CA 95814 (916) 554-4750

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

We also incorporate by reference all information we file (but not information we furnish) with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) on or after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (ii) on or after the date of this prospectus and prior to the termination of the offering made hereby. Such documents will become a part of this prospectus from the date that the documents are filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus supplement and the accompanying prospectus. This prospectus supplement is part of that registration statement. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

Prospectus

7,222,379 Shares

Common Stock

All of the shares of common stock offered hereby are being sold by a selling shareholder, California Community Financial Institutions Fund Limited Partnership or the Fund. The selling shareholder may offer and sell, from time to time, the 7,222,379 shares in amounts, at prices and on terms that it will determine at the time of any particular offering. The selling shareholder may offer the shares to or through agents, dealers or underwriters or directly to purchasers. We will not receive any of the proceeds from the sale of shares by the selling shareholder. The selling shareholder is selling shares in this offering pursuant to a registration rights agreement between us and the selling shareholder. The Fund purchased its shares in 2001 in an offering of our common stock that was exempt from the registration requirements of the Securities Act of 1933, as amended, and acquired additional shares pursuant to our acquisition of Southland Capital Co. in 2004 in a transaction that was exempt from those registration requirements.

The selling shareholder is one of our principal shareholders. Our Chairman and Chief Executive Officer, Ronald W. Bachli, has an economic interest in the general partner of the Fund attributable to the general partner’s investment in the Fund and carried interest in the Fund. Based on the general partner’s investment in the Fund, Mr. Bachli will receive a certain amount of the proceeds received by the selling shareholder. If the selling shareholder sells all shares being offered, the selling shareholder will no longer own any shares of our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “PLSB”. On December 20, 2005, the last reported sale price of our common stock was $27.04 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED IN THIS PROSPECTUS BEGINNING ON PAGE 4 UNDER THE HEADING “ RISK FACTORS.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or the investment merits of the securities offered hereby. Any representation to the contrary is a criminal offense.

These securities are our equity securities. They are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency or instrumentality.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

The date of this prospectus is December 23, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. We have supplied all information contained or incorporated by reference relating to our company. The selling shareholder has supplied all information contained in the document relating to the selling shareholder. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholder are making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus together with a prospectus supplement, the selling shareholder may sell from time to time, in one or more offerings, our common stock described in this prospectus up to an aggregate of 7,222,379 shares.

In this prospectus “Placer Sierra Bancshares,” “the Company,” “we,” “us,” and “our” refer to Placer Sierra Bancshares, a California corporation, unless the context otherwise requires. Each time the selling shareholder sells securities under this prospectus, the selling shareholder will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits. We use market and industry data throughout this prospectus that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information. You should read this prospectus, the applicable prospectus supplement and the additional information described below under “Where You Can Find More Information” before making an investment decision.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

A number of the presentations and disclosures in this prospectus and the applicable prospectus supplement, including any statements preceded by, followed by or which include the words “may,” “could,” “should,” “will,” “would,” “hope,” “might,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “assume” or similar expressions constitute forward-looking statements. These forward-looking statements, implicitly and explicitly, include information concerning possible or assumed future results of operations, trends, financial results and business plans, including those relating to:

•	earnings growth,

•	revenue growth,

•	future acquisitions,

•	non-interest income levels, including fees from loans and other product sales,

•	credit performance on loans made by us,

•	increases in competitive pressure among financial institutions,

•	tangible capital generation,

•	market share,

•	expense levels,

•	changes in the interest rate environment,

•	continued ability to attract and employ qualified personnel,

•	results from new business initiatives in our community banking business, and

•	other business operations and strategies.

Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, many of which are beyond our control. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include those included in the “Risk Factors” section of this prospectus.

In addition, we regularly explore opportunities for acquisitions of and hold discussions with financial institutions and related businesses, and also regularly explore opportunities for acquisitions of liabilities and assets of financial institutions and other financial services providers. We routinely analyze our lines of business and from time to time may increase, decrease or terminate one or more activities.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. For a more detailed discussion of certain of these factors, see the section entitled “Risk Factors” in this prospectus, the section entitled “Risk Factors” in the applicable prospectus supplement and “Factors that May Affect Future Results of Operations” in our most recent annual report on Form 10-K (which has been incorporated by reference in this prospectus). The forward-looking statements are made as of the date of this prospectus, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus are expressly qualified by these cautionary statements.

ABOUT PLACER SIERRA BANCSHARES

Overview of Our Company

We are a California-based bank holding company for Placer Sierra Bank, a California state-chartered commercial bank with 40 branches operating throughout California as of September 30, 2005. We provide a broad array of financial services to small- to medium-sized businesses, their owners and employees and to consumers. Placer Sierra Bank, or the bank, conducts a portion of its banking business through the following divisions: Sacramento Commercial Bank, Bank of Lodi and Bank of Orange County. Through our 31 Northern California branches, we serve an eight-county area including Placer, Sacramento and El Dorado, commonly known as the greater Sacramento metropolitan region, and the adjacent counties of Amador, Calaveras, Nevada, Sierra, and San Joaquin counties. Through our nine Southern California branches, we serve both southern Los Angeles and Orange counties.

Placer Sierra Bank, the largest community bank headquartered in the greater Sacramento metropolitan region, has provided financial services to commercial and consumer customers in Northern California for more than 59 years. The bank’s Southern California operations, known as Bank of Orange County, have provided these services in Southern California for more than 25 years; its Bank of Lodi division has provided services for more than 22 years; and its Sacramento Commercial Bank division has provided services for more than 21 years. We offer our customers the resources of a large financial institution together with the resourcefulness and responsive customer service of a community bank. Through our branches and the use of technology, we offer a broad array of deposit products and services for both commercial and consumer customers, including electronic banking, cash management services, electronic bill payment and investment services. We emphasize relationship banking and focus on generating low cost deposits. We provide a comprehensive set of loan products such as commercial loans and leases, lines of credit, commercial real estate loans, Small Business Administration, or SBA, loans, residential mortgage loans, home equity lines of credit and construction loans, both commercial and residential. At September 30, 2005, we had total assets of $1.859 billion, total loans and leases held for investment, net of deferred fees and costs, of $1.352 billion, deposits of $1.576 billion and shareholders’ equity of $204.1 million.

History

As of September 30, 2005, California Community Financial Institutions Fund Limited Partnership, or the Fund, owned 48.2% of our shares. Our bank was previously a wholly-owned subsidiary of Placer Capital Co., or PCC, which was incorporated in 1999 by the Fund, for the purpose of acquiring Placer Sierra Bank. In December 1999, PCC became a wholly-owned subsidiary of California Community Bancshares, Inc., or CCB. CCB was restructured in December 2001, which resulted in, among other organizational changes, the formation of our company, Placer Sierra Bancshares, as well as Southland Capital Co., as wholly-owned subsidiaries of CCB. Pursuant to the restructuring, PCC merged into CCB, resulting in CCB acquiring all of the shares of Placer Sierra Bank. CCB then contributed all of the shares of Placer Sierra Bank to us, making Placer Sierra Bank our wholly-owned subsidiary. After completing a cash-out merger whereby all the CCB shareholders other than the Fund received cash in exchange for their shares of CCB stock, CCB adopted a plan of liquidation and distributed its assets, primarily our common stock and Southland Capital Co. common stock, to its sole shareholder, the Fund. Consequently, we and Southland Capital Co. became subsidiaries of the Fund at that time.

In August of 2002, Southland Capital Co.’s wholly owned subsidiary Bank of Orange County entered into an agreement to acquire Cerritos Valley Bancorp and Cerritos Valley Bank, the wholly owned subsidiary of Cerritos Valley Bancorp, which we collectively refer to as Cerritos. At the time of the acquisition the Fund owned 50.5% of Cerritos and minority shareholders owned 49.5%. The acquisition of Cerritos by Bank of Orange County was accounted for as a step acquisition. The 49.5% interest acquired from the minority shareholders was accounted for as a purchase. The contribution of the Fund’s interest in Cerritos to Bank of Orange County was accounted for using the “as-if-pooling” method of accounting, as the entities were under common control.

2004 Acquisitions

Southland Capital Co. and Bank of Orange County Acquisition

In May 2004, we acquired Southland Capital Co., the holding company for Bank of Orange County in a transaction structured as a stock-for-stock merger. Through the acquisition, we acquired nine full service branches in Artesia, Downey, Fullerton, Fountain Valley, Norwalk, Orange, Santa Fe Springs, Glendale and Huntington Park, California. Pursuant to the acquisition, Southland Capital Co. merged into us and Bank of Orange County became our subsidiary. In July 2004, Bank of Orange County was merged into our bank. Our bank operates the Southern California branches under a division named Bank of Orange County.

First Financial Bancorp and Bank of Lodi Acquisition

In December 2004, we acquired First Financial Bancorp, the parent holding company for Bank of Lodi. First Financial Bancorp was merged into us and Bank of Lodi was merged into our bank on December 11, 2004. Through the acquisition, we acquired nine branches in Sacramento, Lodi, Plymouth, Woodbridge, Lockeford, Elk Grove, San Andreas, Galt and Folsom, California. Our bank operates eight of these branches under a division named Bank of Lodi, and the Folsom branch as Placer Sierra Bank.

General Information

Our principal executive offices are located at 525 J Street, Sacramento, California 95814, and our telephone number is (916) 554-4750. Our website address is www.plsb.com. We make available free of charge on our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K as soon as reasonably practicable after we file such reports with the SEC. None of the information on or hyperlinked from our website is incorporated into the registration statement that we filed with the SEC or into this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. We describe below the material risks and uncertainties that affect our business. Before making an investment decision, you should carefully consider all of these risks and all other information contained in this prospectus. If any of the risks described in this prospectus occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or a part of your investment.

Changes in economic conditions could materially hurt our business.

Our business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. We are particularly affected by economic conditions in the state of California. Deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows:

•	problem assets and foreclosures may increase,

•	demand for our products and services may decline,

•	low cost or non-interest bearing deposits may decrease, and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

In view of the concentration of our operations and the collateral securing our loan portfolio in both Northern and Southern California, we may be particularly susceptible to the adverse effects of any of these consequences, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our growth and expansion may strain our ability to manage our operations and our financial resources.

Our financial performance and profitability depend on our ability to execute our corporate growth strategy. In addition to seeking deposit and loan and lease growth in our existing markets, we intend to pursue expansion opportunities through strategically placed new branches, by acquiring community banks in identified strategic markets, or by acquiring branch locations that we find attractive. Continued growth, however, may present operating and other problems that could adversely affect our business, financial condition, results of operations and cash flows. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

Our growth may place a strain on our administrative, operational and financial resources and increase demands on our systems and controls. We plan to pursue opportunities to expand our business through internally generated growth and acquisitions. This business growth may require continued enhancements to and expansion of our operating and financial systems and controls and may strain or significantly challenge them. The process of consolidating the businesses and implementing the strategic integration of any acquired businesses with our existing business may take a significant amount of time. It may also place additional strain on our resources and could subject us to additional expenses. We cannot assure you that we will be able to integrate these businesses successfully or in a timely manner. In addition, our existing operating and financial control systems and infrastructure may not be adequate to maintain and effectively monitor future growth.

Our continued growth may also increase our need for qualified personnel. We cannot assure you that we will be successful in attracting, integrating and retaining such personnel. The following risks, associated with our growth, could have a material adverse effect on our business, financial condition, results of operations and cash flows:

•	our inability to continue to upgrade or maintain effective operating and financial control systems,

•	our inability to recruit and hire necessary personnel or to integrate successfully new personnel into our operations,

•	our inability to integrate successfully the operations of acquired businesses or to manage our growth effectively, and

•	our inability to respond promptly or adequately to the emergence of unexpected expansion difficulties.

We face risks associated with acquisitions relating to difficulties in integrating combined operations, potential disruption of operations and the related negative impact on earnings, and incurrence of substantial expenses.

Growth through acquisitions represents a component of our business strategy. We expect to seek to acquire banks and branches in strategic markets. Any future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	the difficulty of integrating the operations and personnel of acquired banks and branches,

•	the potential disruption of our ongoing business,

•	the inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control systems, and

•	the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management.

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. We cannot assure you that our integration of acquired banks’ or branches’ operations will be successfully accomplished. Our inability to improve the operating performance of acquired banks and branches or to integrate successfully their operations could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, as we proceed with acquisitions in which the consideration consists of cash, a substantial portion of our available cash will be used to consummate the acquisitions.

The purchase price of banks or branches that might be attractive acquisition candidates for us may significantly exceed the fair values of their net assets. As a result, material goodwill and other intangible assets would be required to be recorded. In connection with acquisitions, we could incur substantial expenses, including the expenses of integrating the business of the acquired bank or branch with our existing business.

We expect that competition for appropriate candidates may be significant. We may compete with other banks or financial services companies with similar acquisition strategies, many of which may be larger or have greater financial and other resources than we have. We cannot assure you that we will be able to successfully identify and acquire suitable banks or branches on acceptable terms and conditions.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the California community banking industry.

The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of our senior executive management team of Messrs. Ronald W. Bachli, Randall E. Reynoso, and David E. Hooston, who have expertise in community banking and experience in the markets we serve and have targeted for future expansion. We are also dependent upon a number of other key executives who are California natives or are long-time residents and who are integral to implementing our business plan. The loss of the services of any one of our senior executive management team or other key executives could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our balance sheet is asset sensitive. Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

A substantial portion of our income is derived from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. At September 30, 2005 our balance sheet was asset sensitive and, as a result, our net interest margin tends to expand in a rising interest rate environment and decline in a declining interest rate environment. Because of the differences in the maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread and, in turn, our profitability. In addition, loan origination volumes are affected by market interest rates. Rising interest rates, generally, are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates may decline and in falling interest rate environments, loan repayment rates may increase. Although we have been successful in generating new loans and leases during 2005, the continuation of historically low long-term interest rate levels may cause additional refinancing of commercial real estate and 1-4 family residence loans, which may depress our loan volumes or cause rates on loans to decline. In addition, an increase in the general level of short-term interest rates on variable rate loans may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations or reduce the amount they wish to borrow. Additionally, as short-term market rates have risen over the past eighteen months, although we have increased the rates we paid on borrowings and other interest-bearing liabilities, we have not proportionally increased interest rates we paid on deposits. If short-term rates continue to rise, in order to retain existing deposit customers and attract new deposit customers we may need to increase rates we pay on deposit accounts. Because we have deferred increasing rates we paid on deposit accounts during a period of rising short-term market rates, we may need to accelerate the pace of rate increases on our deposit accounts as compared to the pace of future increases in short-term market rates. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business, financial condition, results of operations and cash flows.

The types of loans in our portfolio have a higher degree of risk and a downturn in our real estate markets could hurt our business.

A downturn in our real estate markets could hurt our business because many of our loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. If real estate prices decline, the value of real estate collateral securing our loans could be reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans. As of September 30, 2005, approximately 86.0% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. Substantially all of our real estate collateral is located in California. The median sale price of an existing single family detached home in California increased 17.3% from September 2004 to September 2005 and home sales increased 3.9% during the same period. If there is a significant decline in real estate values, especially in California, the collateral for our loans will provide less security. Real estate values could also be affected by, among other things, earthquakes and national disasters particular to California. Any such downturn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we cannot attract deposits, our growth may be inhibited.

We plan to increase significantly the level of our assets, including our loan portfolio. Our ability to increase our assets depends in large part on our ability to attract additional deposits at favorable rates. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. We cannot assure you that these efforts will be successful. Our inability to attract additional deposits at competitive rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our allowance for loan and lease losses may not be adequate to cover actual losses.

A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans and leases. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond our ability to predict, influence, or control.

Like all financial institutions, we maintain an allowance for loan and lease losses to provide for loan and lease defaults and non-performance. Our allowance for loan and lease losses may not be adequate to cover actual loan and lease losses, and future provisions for loan and lease losses could materially and adversely affect our business, financial condition, results of operations and cash flows. The allowance for loan and lease losses reflects our estimate of the probable losses in our loan and lease portfolio at the relevant balance sheet date. Our allowance for loan and lease losses is based on prior experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan and lease portfolio and economic factors. The determination of an appropriate level of loan and lease loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control and these losses may exceed current estimates. Federal and state regulatory agencies, as an integral part of their examination process, review our loans and leases and allowance for loan and lease losses. While we believe that our allowance for loan and lease losses is adequate to cover current losses, we cannot assure you that we will not increase the allowance for loan and lease losses further or that regulators will not require us to increase this allowance. Either of these occurrences could have a material adverse affect on our business, financial condition and results of operations.

We rely on communications, information, operating and financial control systems technology from third-party service providers, and we may suffer an interruption in those systems that may result in lost business and we may not be able to obtain substitute providers on terms that are as favorable if our relationships with our existing service providers are interrupted.

We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, results of operations and cash flows. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all. Any of these circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face strong competition from financial services companies and other companies that offer banking services which could hurt our business.

We conduct our operations exclusively in California. Increased competition in our markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our service areas. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions may have larger lending limits which would allow them to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened loan production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our business, financial condition, results of operations and cash flows may be adversely affected.

Concentrated ownership of our common stock creates a risk of sudden changes in our share price.

As of September 30, 2005, the Fund owned approximately 48.2% of our common stock. Through this registration statement, the Fund will have the ability to offer and sell all or a portion of its shares from time to time. The sale by the Fund of a significant portion of its remaining holdings could have a material adverse effect on the market price of our common stock.

Our future ability to pay dividends is subject to restrictions. As a result, capital appreciation, if any, of our common stock may be your sole source of gains in the future.

Since we are a holding company with no significant assets other than the bank, we currently depend upon dividends from the bank for a substantial portion of our revenues. Our ability to pay dividends will continue to depend in large part upon our receipt of dividends or other capital distributions from the bank. Our ability to pay dividends is also subject to the restrictions of the California Corporations Code.

The ability of the bank to pay dividends or make other capital distributions to us is subject to the regulatory authority of the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the California Department of Financial Institutions, or the DFI. As of September 30, 2005, the bank could have paid approximately $13.8 million in dividends without the prior approval of the Federal Reserve or the DFI. The amount the bank may pay in dividends is further restricted due to the fact that the bank must maintain a certain minimum amount of capital to be considered a “well capitalized” institution as further described under “ITEM 1. BUSINESS. Supervision and Regulation—Capital Standards” in our Annual Report on Form 10-K for the year ended December 31, 2004 which is incorporated by reference into this prospectus. The amount available for payment of dividends to us by the bank for the bank to remain “well capitalized” immediately thereafter totaled $8.2 million at September 30, 2005.

From time to time, we may become a party to financing agreements or other contractual arrangements that have the effect of limiting or prohibiting us or the bank from declaring or paying dividends. Our holding company expenses and obligations with respect to our trust preferred securities and corresponding junior subordinated deferrable interest debentures issued by us may limit or impair our ability to declare or pay dividends.

On a stand-alone basis, we rely on dividends from the bank as our sole source of liquidity.

Only a limited trading market exists for our common stock which could lead to price volatility.

Our common stock was designated for quotation on the Nasdaq National Market in August of 2004 and trading volumes have been modest. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that shareholders will be able to sell their shares.

If we fail to maintain an effective system of internal and disclosure controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We are in the process of a review and analysis of our internal control over financial reporting for Sarbanes-Oxley Section 404 compliance. As part of that process we may discover material weaknesses or significant deficiencies in our internal control as defined under standards adopted by the Public Company Accounting Oversight Board, or PCAOB, that require remediation. Under the PCAOB standards, a “material weakness” is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency or combination of control deficiencies, that adversely affect a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of a company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

As a result of weaknesses that may be identified in our internal control, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with the Nasdaq National Market. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities.

Anti-takeover provisions and federal law may limit the ability of another party to acquire us, which could cause our stock price to decline.

Various provisions of our articles of incorporation and by-laws could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our shareholders. These provisions provide for, among other things, advance notice requirements for proposals that can be acted upon at shareholder meetings, a prohibition on shareholder action by written consent without a meeting, and the authorization to issue “blank check” preferred stock by action of the board of directors acting alone, thus without obtaining shareholder approval. The Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act of 1978, as amended, together with federal regulations, require that, depending on the particular circumstances, either Federal Reserve approval must be obtained or notice must be furnished to the Federal Reserve and not disapproved prior to any person or entity acquiring “control” of a state member bank, such as the bank. These provisions may prevent a merger or acquisition that would be attractive to shareholders and could limit the price investors would be willing to pay in the future for our common stock.

Placer Sierra Bancshares and the bank are subject to extensive government regulation. These regulations may hamper our ability to increase assets and earnings, and could result in a decrease in the value of your shares.

Our operations and those of the bank are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. We cannot assure you that these proposed laws, rules and regulations or any other laws, rules or regulations will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business, financial condition, results of operations or cash flows.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially adversely affected.

REGULATORY CONSIDERATIONS

As a bank holding company under the Bank Holding Company Act, we are regulated, supervised and examined by the Federal Reserve. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve, the California Department of Financial Institutions, which regulates our bank subsidiary, and the Federal Deposit Insurance Corporation which insures the deposits of our banking subsidiary within certain limits.

In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

Depository institutions, like our bank subsidiary, are also affected by various federal laws, including those relating to consumer protection and similar matters.

We are a legal entity separate and distinct from our bank subsidiary. However, our principal source of cash revenues is the payment of dividends from that bank subsidiary. There are various legal and regulatory limitations on the extent to which our bank subsidiary can finance or otherwise supply funds to us.

For a more detailed discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to us, please refer to our annual report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus.

USE OF PROCEEDS

The selling shareholder will receive all of the net proceeds from the sale of the common stock. None of the proceeds will be available for our use or benefit.

SELLING SHAREHOLDER

General

All of the shares of common stock being offered hereby are being sold by a selling shareholder, California Community Financial Institutions Fund Limited Partnership, which we refer to as the selling shareholder or the Fund. The selling shareholder may offer and sell, from time to time, the 7,222,379 shares in amounts, at prices and on terms that it will determine at the time of any particular offering. The selling shareholder may offer the shares to or through agents, dealers or underwriters or directly to purchasers.

The selling shareholder is one of our principal shareholders. Pursuant to a registration rights agreement, we agreed to register the common stock offered by this prospectus. For more information see “—Registration Rights Agreement.” As of September 30, 2005, the Fund owned 7,222,379 shares, or 48.2%, of our outstanding common stock. As of September 30, 2005, we had 14,992,754 shares of common stock outstanding. If the Fund is successful in selling all the shares that are being registered, the Fund will no longer own any of our common stock.

The Fund is a private equity investment fund established in 1997 to invest primarily in California-based financial services companies. Belvedere Capital Partners LLC, or Belvedere, is the general partner of and manages the Fund. Belvedere, as the Fund’s general partner, has an ownership interest in the Fund and is entitled to a carried interest in the net profits of the Fund. Our Chief Executive Officer, Mr. Bachli, was a member of Belvedere prior to joining Placer Sierra Bancshares, and Mr. Bachli retains an economic interest in Belvedere attributable to Belvedere’s investment in the Fund and carried interest in the Fund. Based on his economic interest in Belvedere, Mr. Bachli will receive a portion of the proceeds the Fund receives from selling its shares in this offering. None of our other executive officers or directors has an economic interest in the Fund or Belvedere.

History. Placer Sierra Bank was previously a wholly-owned subsidiary of Placer Capital Co., or PCC, which was incorporated in 1999 by the Fund for the purpose of acquiring Placer Sierra Bank. In December 1999, PCC became a wholly-owned subsidiary of California Community Bancshares, Inc., or CCB. CCB was restructured in December 2001, which resulted in, among other organizational changes, the formation of our corporation, Placer Sierra Bancshares, as well as Southland Capital Co., as wholly-owned subsidiaries of CCB. Pursuant to the restructuring, PCC merged into CCB, as a result of which CCB directly acquired all of the shares of Placer Sierra Bank. CCB then contributed all of the shares of Placer Sierra Bank to us, making Placer Sierra Bank our wholly-owned subsidiary. After completing a cash-out merger whereby all the CCB shareholders other than the Fund received cash in exchange for their shares of CCB stock, CCB adopted a plan of liquidation and distributed its assets, primarily our common stock and Southland Capital Co. common stock, to its sole shareholder, the Fund. Consequently, we and Southland Capital Co. became subsidiaries of the Fund at that time.

Shareholder Agreement. We are party to a shareholder agreement with the Fund pursuant to which the Fund has agreed to indemnify us for losses that fall within a specified dollar range arising out of a specific litigation matter. The Fund has funded an escrow arrangement with $2.6 million to secure that indemnification obligation. For more information about the litigation matter, see our quarterly report on Form 10-Q for the quarter ended September 30, 2005, which is incorporated by reference into this prospectus.

Registration Rights Agreement. We are party to a registration rights agreement with the Fund in which we agreed to register shares of common stock held by the Fund. The Fund is selling shares in this offering pursuant to the registration rights agreement. In addition, the Fund has previously exercised its rights under the agreement in connection with the initial public offering of our shares of common stock, pursuant to which we registered shares of common stock held by the Fund and the Fund sold 5,943,306 registered shares in that initial public offering. Pursuant to the agreement, upon written request by the Fund to register at least 50,000 shares of common stock, we will file, within 90 days after the receipt of the request, a registration statement registering the requested shares held by the Fund. Additionally, in the event we propose to register any of our shares of common stock under the Securities Act, we have agreed to notify the Fund of our intent, and upon its written request, register the shares of our common stock that the Fund has requested to be registered. Under the agreement, upon written request by the Fund, if it owns shares of our common stock anticipated to have an aggregate sale price in excess of $1.0 million, the Fund will have the right to register the shares of common stock it holds on a Form S-3. The Fund has requested registration of the shares of our common stock covered by this prospectus. We have agreed under the registration rights agreement to indemnify the Fund in connection with a registered sale of our common stock and, pursuant to an amendment to the registration rights agreement dated December 19, 2005, we have also agreed to pay, in the aggregate, up to $125,300 of registration expenses incurred in connection with registrations of our common stock covered by this prospectus. We will be reimbursed by the Fund for any expenses of registration incurred by us in excess of that amount.

Belvedere Capital Partners LLC

Prior to joining us, our President and Chief Executive Officer, Mr. Bachli, was the President and a member of Belvedere Capital Partners LLC, the general partner of the Fund. Mr. Bachli retains an economic interest in Belvedere attributable to Belvedere’s investment in the Fund and carried interest in the Fund. Based on Belvedere’s investment in the Fund, Mr. Bachli received approximately $620,000 from the proceeds received by the Fund upon its sale of shares in our initial public offering and will receive proceeds from this offering and will also receive a portion of the Fund’s carried interest. In respect of his serving as President of Belvedere, Mr. Bachli received payments derived from the management fee paid by the Fund to Belvedere relating to the Fund’s capital commitments. Mr. Bachli is not entitled to receive any future compensation payments from Belvedere.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus are being registered to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. All of the shares of common stock covered by this prospectus are being sold by the Fund or its pledgees, donees, assignees, transferees or other successors in interest. We will not receive any of the proceeds from the sale of these shares.

The Fund and its pledgees, assignees, donees, transferees or other successors-in-interest who acquire its shares after the date of this prospectus may sell the shares of common stock from time to time directly to one or more purchasers, through underwriters (including through a firm commitment underwriting), broker-dealers or agents, or through any combination of these methods.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	through the Nasdaq National Market or on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options;

•	through any other method permitted under applicable law; or

•	through a combination of any such methods of sale.

If underwriters are used in an offering of securities under this prospectus, the Fund and we will execute an underwriting agreement with those underwriters relating to the shares of common stock that the Fund will offer and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these shares of common stock will be subject to conditions. In a firm commitment underwriting, the underwriters will be obligated to purchase all of the shares if any are purchased. The shares of common stock subject to any such underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may be deemed to have received compensation from the Fund in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares for whom they may act as agent. The Fund may authorize underwriters to solicit offers by institutions to purchase the shares of common stock subject to the underwriting agreement from the Fund at the public offering price stated in the prospectus supplement through delayed delivery contracts providing for payment and delivery on a specified date in the future. If the Fund sells shares of common stock through these delayed delivery contracts, the prospectus supplement will state that, as well as the conditions to which these delayed delivery contracts will be subject, and the commissions payable for that solicitation. The applicable prospectus supplement will set forth whether or not the underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the shares of common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue these activities if commenced.

The underwriters, if any, may sell these shares to or through dealers. These dealers may arrange for other dealers to participate in sales and may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time and may exceed customary commissions.

If dealers are utilized in the sale of shares of common stock, the Fund will sell the shares to the dealers as principals. The dealers may then resell the shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The Fund may also sell shares of common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of the shares and will list commissions payable by the selling shareholder to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

Sales may be effected in, among other methods, ordinary brokerage transactions, transactions in which the broker-dealer solicits purchases, transactions in which the broker-dealer attempts to sell the shares as an agent but may position and resell a portion of the block as a principal to facilitate the transaction, purchases by a broker-dealer as a principal and resale by the broker-dealer for its account, sales by broker-dealers of a specified number of the shares at a stipulated price per share, or an exchange distribution in accordance with the rules of the applicable exchange. Transactions may also be effected without a broker-dealer and in privately negotiated transactions.

In connection with sales of the shares of common stock or otherwise, the Fund may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The Fund may also sell short the shares, engage in puts, calls and other transactions in the shares or derivatives of the shares, deliver the shares to close out short positions, or loan or pledge the shares to or enter into options or other transactions with broker-dealers or other financial institutions that in turn may sell the shares through this prospectus.

Neither we nor the Fund make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of common stock. In addition, neither we nor the Fund make any representation that the Fund will engage in such transactions or that such transactions will not be discontinued without notice once they are commenced.

The aggregate proceeds to the Fund from the sale of the shares of common stock the Fund offers through this prospectus will be the purchase price of the shares of common stock less discounts and commissions, if any, and less any expenses of the offering that are borne by the Fund. The Fund reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The Fund and any underwriters, broker-dealers or agents that participate in the sale of the shares of common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Any selling shareholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. In connection with sales of common stock pursuant to this prospectus, the Fund will be subject to specific provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder relating to stock manipulation, particularly Regulation M.

The Fund may decide not to sell any or all of the shares offered by it through this prospectus and may transfer, devise or gift the shares by other means not described in this prospectus. Moreover, any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than through this prospectus.

In connection with its acquisition of our common stock, we granted the Fund certain registration rights pertaining to shares of our common stock. The agreement provides for cross-indemnification of the selling shareholder and us, and its and our respective directors, officers, controlling persons, agents and employees against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We have agreed, among other things, to pay certain expenses incurred with respect to the registration of the shares covered by this prospectus and held by the Fund.

Any pledgee, donee, assignee, transferee or other successor-in-interest of the Fund that intends to offer or sell shares through this prospectus will be named in a prospectus supplement, if required.

The Fund may sell any of the shares of common stock directly to purchasers. In this case, the Fund may not engage underwriters or agents in the offer and sale of these shares.

We and the Fund may indemnify underwriters, dealers or agents who participate in the distribution of securities against specified liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, the validity of the shares of common stock offered hereby will be passed upon for our Company by Angelee J. Harris, our Executive Vice President, General Counsel and Secretary. As of December 5, 2005, Ms. Harris held options to acquire beneficial ownership of 50,000 shares of our common stock.

EXPERTS

The consolidated financial statements of Placer Sierra Bancshares as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, incorporated by reference in this registration statement on Form S-3 have been audited by Perry-Smith LLP, independent registered public accounting firm, as indicated in their report with respect thereto, which is incorporated by reference in this registration statement in reliance upon the authority of said firm as experts in accounting and auditing. With respect to the above referenced financial statements, as they relate to the amounts included for Southland Capital Co. and subsidiary as of December 31, 2003 and for each of the years in the two-year period ended December 31, 2003 (which have been pooled into the consolidated financial statements of Placer Sierra Bancshares as a result of the acquisition of Southland Capital Co. as an entity under common control), such report is based solely on the report of KPMG LLP.

The consolidated financial statements of Southland Capital Co. and subsidiary as of December 31, 2003, and for each of the years in the two-year period ended December 31, 2003 (which have been pooled into the consolidated financial statements of Placer Sierra Bancshares, as a result of the acquisition of Southland Capital Co. as an entity under common control) have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto dated May 21, 2004, which is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this document the information we have filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

We incorporate by reference the documents listed below:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 31, 2005, including those portions incorporated by reference therein of our Definitive Proxy Statement on Schedule 14A, filed on April 25, 2005;

2.	Our quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 12, 2005, for the fiscal quarter ended June 30, 2005, filed on August 12, 2005, and for the fiscal quarter ended September 30, 2005, filed on October 31, 2005;

3.	Our current reports on Form 8-K (as amended) filed on the following dates: January 6, 2005, January 25, 2005, January 28, 2005, March 3, 2005, April 7, 2005, April 25, 2005, May 20, 2005, June 29, 2005, August 26, 2005, September 8, 2005, October 31, 2005 and November 23, 2005; and

4.	The description of our common stock contained in Registration Statement No. 000-50652 on Form 8-A filed on March 25, 2004, including any amendment or report filed for the purpose of updating such description.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus, but not delivered with the prospectus. You may request, and we will provide, a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Placer Sierra Bancshares

Attention: Recording Secretary

525 J Street

Sacramento, CA 95814

(916) 554-4750

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

We also incorporate by reference all information we file (but not information we furnish) with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) on or after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (ii) on or after the date of this prospectus and prior to the termination of the offering made hereby. Such documents will become a part of this prospectus from the date that the documents are filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

5,000,000 Shares

Placer Sierra Bancshares

Common Stock

Prospectus Supplement

January 19, 2006

FRIEDMAN BILLINGS RAMSEY          RBC CAPITAL MARKETS

FOX-PITT, KELTON

Dealer Prospectus Delivery Obligation: Until February 28, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus supplement and the accompanying prospectus. This is in addition to the dealers’ obligation to deliver a prospectus supplement and the accompanying prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.